LI KA SHING ANNOUNCES SALE OF CIBC SHARES FOR PROCEEDS OF $1.2 BILLION

TORONTO AND HONG KONG, January 13, 2005 — L.F. Investments (Barbados) Limited, a company controlled by Mr. Li Ka Shing, is pleased to announce the sale of 17,008,928 common shares of CIBC at a price of C$70.00 per share, for total proceeds of approximately C$1.2 billion. CIBC World Markets acted as agent in the sale of these shares.

Speaking in Hong Kong, Mr. Li said: “I have been pleased to be an investor in CIBC for many years, and this investment in the Bank has earned a handsome return. I am pleased to be able to increase the allocation of my assets to charitable purposes. It is an honour to have the opportunity to establish the Li Ka Shing (Canada) Foundation in recognition of the warm welcome Canada has extended to me and to our Group of companies over the years. I am also very pleased that Mr. John Hunkin, Chief Executive Officer of CIBC, has agreed to serve on the Foundation’s Board of Directors. John’s involvement attests to the continuing strong relationship between my family, our Group of companies, and CIBC, which is a relationship that we all treasure deeply.”

Since their establishment, the Li Ka Shing Foundation, an approved charitable institution in Hong Kong established in 1980, and other private charitable Foundations established by Mr. Li Ka Shing, have supported numerous charitable activities with grants, sponsorships and commitments of over C$1 billion.

All available funds from proceeds of this share sale of approximately C$1.2 billion will be entirely donated to private charitable Foundations established by Mr. Li Ka Shing, including the Li Ka Shing Foundation in Hong Kong and the Li Ka Shing (Canada) Foundation based in Toronto, Canada. The Foundations are established wholly and solely for charitable purposes and are required to expend all of their income in pursuit of charitable objectives, which include education, medical care, the relief of poverty, and cultural and religious causes. No profit of the Foundations may be applied directly or indirectly to benefit their founder, Mr. Li Ka Shing, members of his family, or any other members or directors of the Foundations.

The Li Ka Shing (Canada) Foundation is a new private charitable Foundation established to pursue similar charitable activities in Canada and abroad, including Hong Kong and Mainland China, and has applied for registration as a charity in Canada.

“Mr. Li has not only been a longstanding and steadfast investor in CIBC but a valued adviser to me and a number of my predecessors,” said Mr. Hunkin. “I would like to thank him for his loyalty and wish him well with this new charitable initiative that will benefit many and further strengthen the bonds between Canada and Hong Kong and mainland China.”

Contact: Laura Cheung, (852) 2128-1289; Rob McLeod, CIBC, (416) 980-3714.